UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ENERNOC, INC.
(Name of Subject Company (Issuer))

PINE MERGER SUB, INC.
a wholly owned subsidiary of

Enel Green Power North America, Inc.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class Of Securities)

292764107
(CUSIP Number of Class of Securities)

Megan J. Beauregard
General Counsel, Secretary and AVP Legal and Corporate Affairs
Enel Green Power North America, Inc.
100 Brickstone Square, Ste 300
Andover, MA 01810
United States
(978) 296-6822
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Lance T. Brasher
Pankaj K. Sinha
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Ave., N.W.
Washington, DC 20005
(202) 371-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$251,081,315.68	$29,100.33

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 31,372,190 outstanding shares of common stock, par value $0.001 per share (the “Shares”) of EnerNOC, Inc. (“EnerNOC”), multiplied by the offer price of $7.67 per Share, (ii) 5,165 Shares issuable upon exercise of outstanding in-the-money options multiplied by the offer price of $7.67 per Share and (iii) 1,227,771 Shares estimated to be issuable upon settlement of outstanding restricted stock units multiplied by the offer price of $7.67 per Share. The calculation of the filing fee is based on information provided by EnerNOC as of June 20, 2017, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by .0001159.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Pine Merger Sub, Inc., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of EnerNOC, Inc., a Delaware corporation (“EnerNOC”), at a price of $7.67 per Share, net to the holder in cash (less any required withholding taxes and without interest), subject to the terms and the conditions described in the Offer to Purchase dated July 10, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”) which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Enel Green Power North America, Inc., a Delaware corporation (“EGPNA”). This Schedule TO is being filed on behalf of EGPNA and the Purchaser.

All the information set forth in the Offer to Purchase, including Schedule A thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is EnerNOC, Inc., a Delaware corporation. Its principal executive office is located at One Marina Park Drive, Suite 400, Boston, MA and its telephone number is (617) 224-9900.

(b) This Schedule TO relates to the Shares. According to information provided by EnerNOC, as of June 20, 2017 (the most recent practicable date), there were 31,372,190 Shares issued and outstanding, 169,855 Shares authorized and reserved for issuance pursuant to outstanding options to purchase Shares, 1,227,771 Shares are authorized and reserved for issuance in connection with EnerNOC restricted stock units outstanding, and 6,378,674 Shares are subject to EnerNOC convertible notes. The information set forth on the cover page and under the caption INTRODUCTION in the Offer to Purchase is incorporated herein by reference.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded is set forth under the caption THE TENDER OFFER—Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase and is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)–(c) The filing companies of this Schedule TO are the Purchaser and EGPNA. The Purchaser’s principal executive office is located at c/o Enel Green Power North America, Inc., 100 Brickstone Square, Ste 300, Andover, MA 01810, and the Purchaser’s telephone number is (978) 296-6822. EGPNA’s principal executive office is located at 100 Brickstone Square, Ste 300, Andover, MA 01810 and EGPNA’s telephone number is (978) 296-6822. The information regarding EGPNA and the Purchaser set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 9—“Certain Information Concerning EGPNA and the Purchaser” and Schedule A attached thereto is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER—Section 1—“Terms of the Offer.”
THE TENDER OFFER—Section 2—“Acceptance for Payment and Payment for Shares.”
THE TENDER OFFER—Section 3—“Procedures for Tendering Shares.”
THE TENDER OFFER—Section 4—“Withdrawal Rights.”
THE TENDER OFFER—Section 5—“Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

THE TENDER OFFER—Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”
THE TENDER OFFER—Section 11—“The Merger Agreement; Other Agreements.”
THE TENDER OFFER—Section 12—“Purpose of the Offer and the Merger; No Stockholder Approval; Plans for EnerNOC.”
THE TENDER OFFER—Section 14—“Conditions to the Offer.”
THE TENDER OFFER—Section 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)–(b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8—“Certain Information Concerning EnerNOC.”
THE TENDER OFFER—Section 9—“Certain Information Concerning EGPNA and the Purchaser.”
THE TENDER OFFER—Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”
THE TENDER OFFER—Section 11—“The Merger Agreement; Other Agreements.”
THE TENDER OFFER—Section 12—“Purpose of the Offer and the Merger; No Stockholder Approval; Plans for EnerNOC.”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER—Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”
THE TENDER OFFER—Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”
THE TENDER OFFER—Section 11—“The Merger Agreement; Other Agreements.”
THE TENDER OFFER—Section 12—“Purpose of the Offer and the Merger; No Stockholder Approval; Plans for EnerNOC.”
THE TENDER OFFER—Section 15—“Dividends and Distributions.”

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)–(b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER—Section 11—“The Merger Agreement; Other Agreements.”
THE TENDER OFFER—Section 13—“Source and Amount of Funds.”

(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)–(b) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION
THE TENDER OFFER—Section 9—“Certain Information Concerning EGPNA and the Purchaser.”
THE TENDER OFFER—Section 11—“The Merger Agreement; Other Agreements.”
THE TENDER OFFER—Section 12—“Purpose of the Offer and the Merger; No Stockholder Approval; Plans for EnerNOC.”

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 3—“Procedures for Tendering Shares.”
THE TENDER OFFER—Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”
THE TENDER OFFER—Section 17—“Fees and Expenses.”

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

•	the consideration offered consists solely of cash;
•	the Offer is not subject to any financing condition; and
•	the Offer is for all outstanding securities of the subject class.
ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 9—“Certain Information Concerning EGPNA and the Purchaser.”
THE TENDER OFFER—Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”
THE TENDER OFFER—Section 11—“The Merger Agreement; Other Agreements.”
THE TENDER OFFER—Section 12—“Purpose of the Offer and the Merger; No Stockholder Approval; Plans for EnerNOC.”

(a)(2) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 14—“Conditions to the Offer.”
THE TENDER OFFER—Section 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

(a)(3) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 14—“Conditions to the Offer.”
THE TENDER OFFER—Section 16—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

(a)(4) The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” is incorporated herein by reference.

(a)(5) Not applicable.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.	EXHIBITS.
(a)(1)(A)	Offer to Purchase, dated July 10, 2017
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Summary Advertisement, published July 10, 2017 in the New York Times
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)
News Release issued by Enel Green Power North America, Inc. on June 22, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Enel Green Power North America, Inc. on June 22, 2017)

(a)(5)(B)
Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex II to the Schedule 14D-9 filed by EnerNOC, Inc. with the Securities and Exchange Commission on July 10, 2017)

(d)(1)
Agreement and Plan of Merger, dated June 21, 2017, by and among Enel Green Power North America, Inc., Pine Merger Sub, Inc., EnerNOC, Inc. and solely with respect to a guarantee of certain obligations of Enel Green Power North America, Inc. and Pine Merger Sub, Inc., Enel S.p.A. (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Enel Green Power North America, Inc. on June 29, 2017)

(d)(2)
Form of Tender and Support Agreement, dated June 21, 2017, by and among Enel Green Power North America, Inc., Pine Merger Sub, Inc. and each of the stockholders named therein (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Enel Green Power North America, Inc. on June 29, 2017)

(d)(3)	Confidentiality Agreement, dated March 7, 2017, by and between EnerNOC, Inc. and Enel S.p.A.
(g)	Not applicable
(h)	Not applicable
ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2017

PINE MERGER SUB, INC.

By:	/s/ Michael I. Storch
Name: Michael I. Storch
Title: Executive Vice President

ENEL GREEN POWER NORTH AMERICA, INC.

By:	/s/ Michael I. Storch
Name: Michael I. Storch
Title: Executive Vice President, Chief Company Development Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated July 10, 2017
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Summary Advertisement, published July 10, 2017 in the New York Times
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)
News Release issued by Enel Green Power North America, Inc. on June 22, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Enel Green Power North America, Inc. on June 22, 2017)

(a)(5)(B)
Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex II to the Schedule 14D-9 filed by EnerNOC, Inc. with the Securities and Exchange Commission on July 10, 2017)

(d)(1)
Agreement and Plan of Merger, dated June 21, 2017, by and among Enel Green Power North America, Inc., Pine Merger Sub, Inc., EnerNOC, Inc. and solely with respect to a guarantee of certain obligations of Enel Green Power North America, Inc. and Pine Merger Sub, Inc., Enel S.p.A. (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Enel Green Power North America, Inc. on June 29, 2017)

(d)(2)
Form of Tender and Support Agreement, dated June 21, 2017, by and among Enel Green Power North America, Inc., Pine Merger Sub, Inc. and each of the stockholders named therein (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Enel Green Power North America, Inc. on June 29, 2017)

(d)(3)	Confidentiality Agreement, dated March 7, 2017, by and between EnerNOC, Inc. and Enel S.p.A.
(g)	Not applicable
(h)	Not applicable